EXHIBIT 99.1

Annex A to Form 4 of General Anthony C. Zinni

	General Zinni (USMC Ret.) owns 0.0103% of the total membership interests, consisting of a 0.0103% Class B membership interest of IDT Holding, L.L.C. ("IDT Holding"). Pursuant to the terms of the operating agreement governing IDT Holding, holders of Class B membership interests are entitled to receive an aggregate of 5.8816% of all distributions made from IDT Holding, provided that holders of Class A membership interests have received their invested capital.

On November 4, 2003, pursuant to an agreement and plan of merger (the "Merger Agreement") among Integrated Defense Technologies, Inc. (the "Company"), DRS Technologies, Inc. ("DRS") and MMC3 Corporation, a wholly-owned subsidiary of DRS ("Merger Sub"), Merger Sub merged with and into the Company, with the Company surviving the merger (the "Merger"). Pursuant to the Merger Agreement, each stockholder of the Company was entitled to receive, for each share of common stock of the Company held, (i) $12.25 in cash, and (ii) 0.2027 shares of DRS common stock (the "Merger Consideration"). Holders of the Company's common stock were entitled to receive $24.25 per share of DRS common stock in lieu of fractional shares thereof.

Immediately prior to the consummation of the Merger, IDT Holding
(i) was the owner of approximately 55.1% (or 11,750,992 shares) of the Company's issued and outstanding common stock and (ii) assigned all of its rights to receive its portion of the Merger Consideration to its holders of Class A membership interests and Class B membership interests, all of which were vested at the consummation of the Merger, pro rata in accordance with their membership interests. As a result of the assignment, General Zinni was entitled to be paid Merger Consideration with respect to such interests consisting of $18,569 and 244 shares of DRS common stock.